FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA Code of Conduct

The Board of Directors of BBVA has approved the new Group Code of Conduct in the area of Securities Markets. This replaces the former code, which it adapts to the Financial System Reform Measures Act. A press note is attached.

PRESS RELEASE 19-2-2003

BBVA UPDATES ITS CODE OF CONDUCT FOR SECURITIES MARKETS, AND ADAPTS IT TO THE FINANCIAL ACT

➢	The Board of Directors of the Bank approves a new, more exacting regulation to augment investors’ protection and market transparency.

➢	It introduces improvements in the areas of privileged information, conflict of interest, manipulation of quotations, information control, financial analysis, and relevant information.

The Board of Directors of BBVA yesterday approved a new Code of Conduct for the Securities Market. This increases investors’ protection and market transparency, and is consistent with the Financial System Reform Act, passed last November.

BBVA has chosen to tailor its Code of Conduct for the Securities Market to the Act as quickly as possible, without using up the entire period of nine months that the regulation had laid down for adaptation in the companies affected.

In this manner BBVA reaffirms its commitment to laying down internal procedures and regulations that will ensure legal, ethical, and transparent behaviour, in line with the broad reform of the Corporate Government System undertaken over the past few months.

In this case the Code of Conduct for Securities Markets applies to the directors of the Group companies affected, to Top Management, and to all executives and employees whose activity is market-related.

Privileged information

The new Code, based on the internal regulations of BBVA approved in December 2000, introduces adaptations deriving from the Financial System Reform Act. Also, BBVA introduces other improvements in order to adapt its Code of Conduct to the performance of the securities markets.

The text introduces advances and modifications in the areas of privileged information, conflict of interest, manipulation of quotations, information control, analysis, and relevant information.

In the area of privileged information its scope is extended to include those cases in which information affects securities or issuers, whether or not direct, and expressly to include both negotiable securities or financial instruments that are going to be admitted to quotation.

Also reinforced is the system of prohibitions relating to privileged information. The prohibition against operating through OTC derivatives is expressly included.

Another of the main novelties of the Code is more detailed regulation in the area of quotation manipulation, with a description of the conduct classed as manipulative under current regulations.

Where financial analysis is concerned, the new Code embraces the new legal developments. However, it should be pointed out that in May 2002 BBVA decided to adhere voluntarily to the regulations embodied in Rule 2711 of the United States regarding Research, which sets forth some of the principles of the financial act and others not included in Spanish law.

Finally, the new Code of Conduct for Securities Markets is part of the system applying to the Significant Events of which the market is advised. It helps to break down the information barriers between separate areas in the Group, and the obligation to reveal conflict of interest is further stressed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January, 13th 2003	By:	/s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Punto Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.